JUPITER WELLNESS, INC.

1061 E. Indiantown Rd., Ste. 110

Jupiter, FL 33477

June 22, 2023

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Jane Park and Loan Lauren Nguyen

Re: Jupiter Wellness, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 6, 2023

File No. 333-269794

Ladies and Gentlemen:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 14, 2023 (the “Comment Letter”) relating to amendment no. 2 to registration statement on Form S-1, which was submitted to the Commission by Jupiter Wellness, Inc. (the “Company” or “we”) on June 6, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Form S-1 filed June 6, 2023

Risk Related to SRM Spin-Off, page 29

1.	We note your revised risk factor disclosure in response to prior comment 3, which we reissue in part. Please expand your risk factor disclosure to discuss the expected ownership percentage of SRM, the impact of the proposed spin-off on the company’s financial statements and the tax consequences of the spin-off transaction to the company. For example, we note that 98% of the registrant’s revenues are currently derived from the SRM business.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factors to expand the disclosures for risk associated with the spin-off. Please see page 14 of the Registration Statement for further details.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Sincerely,

/s/ Brian John
Brian John Chief Executive Officer

cc: (via email)

Arthur Marcus